As filed with the Securities and Exchange Commission on November 8, 2004.

Registration No.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VALLEY FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

VIRGINIA	6712	54-1702380
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

36 Church Avenue Roanoke, Virginia 24011 (540) 342-2265	36 Church Avenue Roanoke, Virginia 24011 (540) 342-2265
(Address and telephone number of principal executive offices)	(Address of principal place of business or intended principal place of business)

Copies To:
Ellis L. Gutshall President and Chief Executive Officer Valley Financial Corporation 36 Church Avenue Roanoke, Virginia 24011 (540) 342-2265	Douglas W. Densmore LeClair Ryan Flippin Densmore, P.C. 10 South Jefferson Street Suite 1800 Roanoke, Virginia 24011 (540) 510-3000
(Name, address and telephone number of agent for service)

Approximate date of commencement of proposed sale to the public:  Immediately after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

TITLE OF SHARES TO BE REGISTERED	AMOUNT TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE PRICE PER SHARE	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE	AMOUNT OF REGISTRATION FEE
Common Stock	275,000 shs	$14.00	$3,850,000	$488.00

275,000 Shares

VALLEY FINANCIAL CORPORATION

The Holding Company for

Common Stock

Valley Financial Corporation sold a total of 275,000 shares of unregistered common stock in a private placement on November 3, 2004 to a current shareholder and two entities controlled by him. This prospectus relates to the registration of a possible offering of these 275,000 shares of our common stock, which these shareholders may decide to sell at some point in the future, although they have no current intent to do so. We own and operate Valley Bank, which is headquartered in Roanoke, Virginia and operates seven full-service banking offices in the Roanoke Valley, a metropolitan center of southwest Virginia. Valley Bank is a community-oriented bank that provides commercial and consumer banking services for individuals and small- to medium-sized businesses.

The offering price for the common stock may be the market price for our common stock prevailing at the time of sale, a price related to the prevailing market price, a negotiated price, or such other price as the selling shareholders determine from time to time.

Our common stock is quoted on the OTC Bulletin Board under the symbol “VYFC”. As of November 5, 2004, the last reported sale price of the common stock on the OTC Bulletin Board was $14.00 per share. Only a limited market currently exists for our common stock.

Investing in our common stock involves risks. You should read the “ Risk Factors” section beginning on page 5 before investing.

These securities have not been approved or disapproved by the Securities and Exchange Commission, any state securities commission, any bank regulatory agency, or any other government agency nor has any such commission or agency passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The shares of common stock offered are not deposit accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

	Per Share	Total
Public offering price	$14.00	$3,850,000
Underwriting discount	0	0
Proceeds, before expenses, to Valley Financial	$14.00	$3,850,000

The date of this prospectus is November 8, 2004.

[Back of front cover]

SUMMARY

This summary may not contain all of the information that may be important to you. You should read carefully the entire prospectus, including “Risk Factors” and the financial statements and related notes included in the prospectus, before making an investment decision.

Valley Financial and Valley Bank

Valley Financial Corporation is a one-bank holding company headquartered in Roanoke, Virginia. Our wholly owned subsidiary, Valley Bank, began operating as a commercial bank in May 1995. Valley Bank operates seven full service banking offices in the greater Roanoke area. As of June 30, 2004 we had assets of $347 million, shareholders’ equity of $22.7 million and reported net income of $1.3 million, or $0.35 per share, for the first half of 2004. We have grown substantially since our formation and are continuing to experience rapid growth. For the six months ended June 30, 2004, total assets increased by 21% and net income decreased by 0.8% over the year-ago period.

Valley Financial owns and manages Valley Bank and does not engage in any other business. Valley Bank is a community-oriented bank that offers a variety of banking products and services, including an array of deposit products, consumer loans, commercial loans, and home mortgages. Valley Bank also offers safe deposit boxes, certain cash management services, and automatic deposit services.

Our strategic plan is directed towards enhancing profitability and shareholder value by increasing our market share in the Roanoke Valley market area. We have historically succeeded in growing our market share by providing a high level of personal service, local decision-making, and targeting banking relationships with small- to medium-sized businesses, professional firms, and individuals.

Valley Bank’s

Roanoke Valley Market Area

Valley Bank operates primarily in the Roanoke Valley area of southwest Virginia. This area includes the cities of Roanoke and Salem, Roanoke County and parts of the counties of Bedford, Botetourt and Franklin. The Roanoke Metropolitan Statistical Area, which excludes Bedford County, has an estimated population of 290,497 and is the regional and commercial center of southwest Virginia. Combined FDIC-insured deposits in the Roanoke MSA were approximately $3.9 billion as of June 30, 2003, the most recent date for which this data is available, with approximately $2.2 billion residing in the City of Roanoke. More than 75% of these deposits in the Roanoke MSA were held at larger, out-of-state institutions. We believe this creates a significant opportunity for a locally owned and managed institution like us to gain market share. While we have grown our share of the deposits in our market every year since inception, it is currently less than 6%, which we believe provides us with a significant opportunity for future growth. We believe a locally owned and managed community bank like ours has the ability to continue to take market share away from our out-of-state competitors.

Experienced Management

The President and Chief Executive Officer of Valley Financial and Valley Bank since June 1996 is Ellis L. Gutshall, who has 30 years’ experience in banking. Mr. Gutshall joined Valley Financial in 1995 as Senior Vice President and Chief Lending Officer. Immediately prior to that, he was Executive Vice President of First Virginia Bank – Southwest in Roanoke, Virginia.

A. Wayne Lewis has served Valley Financial and Valley Bank as Senior Vice President and Chief Operating Officer since operations began in 1995 and as Executive Vice President since 1996. Mr. Lewis has more than 42 years of banking experience, including having served as Executive Vice President of Dominion Bankshares Corporation, a $10.6 billion financial institution that was acquired by First Union Corporation in 1993.

J. Randy Woodson has been Executive Vice President and Chief Lending Officer of Valley Financial and Valley Bank since 2002, and Senior Vice President since 1998. Mr. Woodson has 20 years’ banking experience. Prior to joining Valley, he was a Senior Vice President in the commercial lending area for SunTrust Bank.

Reasons for the Offering

We have grown rapidly since our formation and we now need additional equity capital to support future growth. Since the end of 2000, our assets have more than doubled to $347 million at June 30, 2004. We have strived to enhance shareholder value by leveraging our existing capital; however, without additional equity capital our ability to grow will be constrained. Our goal is to leverage the capital from this offering in a manner that enhances future earnings per share and shareholder value. We may expand operations throughout the Roanoke Valley through additional branch offices and automated teller machines. We also intend to make increased use of alternative delivery systems such as the Internet and telephone.

Plan of Distribution

The shares sold in this offering will be distributed only if desired by the three possible selling shareholders after the registration statement is declared effective.

The Offering

Common stock offered by Valley Financial

275,000 shares, all of it owned by Nicholas F. Taubman, Mozart One, LLC and Mozart Three, LLC. Mozart One, LLC and Mozart Three, LLC are limited liability companies affiliated with the Taubman family. Mr. Taubman and each of the limited liability companies have no current intent to sell these shares, but they desire that the shares be registered in case a sale is planned in the future.

Common stock outstanding after the offering	4,073,030 shares (see additional information with respect to this number following this table).

Use of proceeds	We will receive no proceeds from this transaction. See “Use of Proceeds” on page 8.

Dividends

On April 28, 2004, we declared our first semi-annual cash dividend in the amount of $.06 per share which was paid on July 1, 2004, to shareholders of record on June 1, 2004. On April 28, 2004, we also declared a 2 for 1 stock split effected in the form of a stock dividend, paid on May 31, 2004 to shareholders of record as of May 14, 2004.

Trading market and symbol	Our common stock is traded on the OTC Bulletin Board under the symbol “VYFC.”

Risk factors	You should read the “Risk Factors” section beginning on page 5 before deciding to purchase any of the shares which may be offered.

4,073,030 shares are presently outstanding, including those being registered. The number of shares outstanding excludes 256,772 shares that are reserved for issuance under Valley Financial’s Incentive Stock Plan, of which options to purchase 236,145 shares (including 22,670 shares for Messrs. Gutshall and Lewis) are outstanding at a weighted average exercise price of $5.92, and 82,098 shares that are reserved for options granted under the employment agreements of Messrs. Gutshall and Lewis at an exercise price of $3.175.

We were founded as a Virginia corporation in 1994. Our principal executive offices are located at 36 Church Avenue, SW, Roanoke, Virginia 24011. Our telephone number is (540) 342-2265.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth selected consolidated financial data for Valley Financial Corporation and subsidiary. The selected unaudited financial data presented below for, and as of the end of, the six-month periods ended June 30, 2004 and 2003 are derived from the unaudited consolidated financial statements of Valley Financial Corporation and subsidiary. The unaudited consolidated financial statements as of June 30, 2004 and 2003, and for the six-month periods then ended include, in the opinion of management, all material adjustments considered necessary for a fair presentation. Operating results for the six months ended June 30, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004. The unaudited consolidated financial statements as of June 30, 2004 and for the six-month period ended June 30, 2004 and 2003, are included elsewhere in this prospectus. The selected consolidated financial data presented below for, and as of the end of, the year ended December 31, 2003 and 2002, are derived from the consolidated financial statements of Valley Financial Corporation and subsidiary, which financial statements have been audited by Larrowe & Company, P.L.C., independent public accountants. The consolidated financial statements as of December 31, 2003 and for the years then ended, and the report thereon, are included elsewhere in this prospectus. The selected financial data should be read in conjunction with our financial statements and notes thereto and other financial data included elsewhere in this prospectus or incorporated by reference. If anyone should want a copy of our financial reports or any other materials filed with the Securities and Exchange Commission, they are available at the Commission’s Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549 or on the internet at http://www.sec.gov. The public may obtain information on the operation of the Public Reference room by calling 1-800-SEC-0330.

SELECTED CONSOLIDATED FINANCIAL DATA

	Six Months Ended June 30,		Year Ended December 31,
	2004	2003	2003	2002
(amounts in thousands, except share and per share data)
Income Statement Data:
Interest income	$8,273	$7,369	$15,215	$13,742
Interest expense	3,169	2,774	5,750	5,468
Net interest income	5,104	4,595	9,465	8,274
Provision for loan losses	247	356	966	610
Net interest income after provision for loan losses	4,857	4,239	8,499	7,664
Noninterest income	660	644	1,317	837
Noninterest expense	3,754	3,254	6,445	5,371
Income (loss) before income taxes	1,763	1,629	3,371	3,130
Income tax expense (benefit)	459	315	771	871
Net income (loss)	$1,304	$1,314	$2,600	$2,259

Per Share Data:
Basic Earnings	$0.35	$0.36	$0.71	$0.62
Diluted earnings	0.33	0.34	0.67	0.60
Book value	5.98	5.62	5.88	5.20
Cash dividends declared	$0.06	—	—	—
Basic weighted average shares outstanding	3,690,755	3,660,460	3,661,918	3,639,516
Diluted weighted average shares outstanding	3,967,175	3,871,698	3,908,496	3,788,202
End of period shares outstanding	3,798,030	3,662,952	3,665,502	3,657,474

SELECTED CONSOLIDATED FINANCIAL DATA (continued)

	Six Months Ended June 30,		Year Ended December 31,
	2004	2003	2003	2002
(amounts in thousands, except share and per share data)
Balance Sheet Date:
Total assets	$346,976	$286,699	$309,009	$248,846
Investments securities	74,512	57,379	66,195	42,405
Total loans, net	248,687	200,282	220,032	183,633
Allowance for loan losses	2,798	2,360	2,566	2,014
Deposits	253,012	207,726	223,022	182,243
Short-term borrowings	15,000	10,000	15,000	10,000
Federal funds purchased and securities sold under agreements to repurchase	14,154	6,319	7,283	5,864
Federal Home Loan Bank advances	37,000	37,000	37,000	30,000
Trust preferred issue	4,000	4,000	4,000	—
Shareholder’s equity	$22,705	$20,600	$21,562	$19,024

Performance Ratios:
Return on average assets	0.80%	1.00%	0.93%	1.02%
Return on average equity (1)	11.86%	13.62%	12.89%	12.90%
Net interest margin	3.43%	3.95%	3.74%	4.07%
Efficiency ratio	60.00%	57.08%	54.92%	55.59%
Loans to deposits	98.29%	96.42%	98.66%	100.76%

Asset Quality Ratios
Nonperforming assets to total assets	0.13%	0.14%	0.40%	0.24%
Nonperforming loans to total loans	0.17%	0.11%	0.57%	0.21%
Allowance for loan losses to total loans, net	1.13%	1.18%	1.17%	1.10%
Allowance for loan losses to nonperforming loans	6.39	10.83	2.06	5.16

Capital Ratios:
Leverage ratio	8.10%	8.74%	8.37%	7.72%
Tier 1 risk-based capital	9.70%	10.72%	10.28%	9.30%
Total risk-based capital	10.70%	11.78%	11.32%	10.30%
Equity to assets	6.54%	7.19%	6.98%	7.64%

(1)	The calculation of return on average equity excludes the effect of any unrealized gains or losses on investment securities available for sale.

RISK FACTORS

You should consider carefully the following risk factors before deciding to buy our common stock. These risk factors may adversely impact our business and financial condition. Additional risks and uncertainties not presently known to us, or risks that we currently consider immaterial, may also impair our business. You should read this section together with the other information in this prospectus.

Growth may be more difficult in the future

Some of our growth has been the result of a backlash in the Roanoke Valley against consolidation of the banking industry. In the last few years, large out-of-state banks have acquired local banks headquartered in and operating in the Roanoke Valley. Many local customers feel that they are not receiving the level of service that they had in the past, which has provided an opportunity for a small, service-orientated bank like ours. We have taken advantage of this in our marketing and our approach to customer service. There can be no assurance that this consolidation or the reaction against larger out-of-state banks will continue or that these larger competitors will not begin to offer increased levels of personal service. We also may not continue to be as successful in taking advantage of this customer dissatisfaction as we have. In the future we may have to compete with larger banks on pricing as well as service. We may have to be more aggressive both in terms of pricing and promoting our deposits and loans, which could reduce our margins and slow our growth in assets and in earnings.

Our small size can be a competitive disadvantage

Virtually all of our competitors operating in the Roanoke Valley are larger and have greater resources. The banking business has become extremely competitive, and we compete with the following types of institutions:

•      Other banks

•      Savings banks

•      Thrifts

•      Credit unions

•      Consumer finance companies

•      Securities brokerage firms

•      Mortgage brokers

•      Insurance companies

•      Mutual funds

•      Trust companies

Many of our competitors have advantages of established customer bases, higher legal lending limits, extensive branch networks, numerous automated teller machines in this market and throughout the state and country, and other advantages. We intend to compete primarily by offering customers personal service and local decision-making, but we may be at a disadvantage in respect to the range of services or convenience of facilities we can offer.

Some competitors are not as regulated as we are or have other governmental advantages over us

Some of our competitors are not regulated as much as we are and have greater flexibility in competing and less cost as a result. In addition, credit unions have tax advantages over us which allows them more pricing flexibility. In either case, we are at a competitive disadvantage in these respects.

Technology and regulatory developments may impact our performance

Technology, including automated teller machines, internet banking, telephone banking, and other recent developments, are changing the entire financial services industry. Similarly, changes in laws and regulations have resulted in banks operating in new markets, and in non-banks providing financial services. The law now allows combinations of banking, insurance, and securities companies. This year the law known as Check Clearing for the 21st Century Act takes effect which changes the way banks process checks and requires new technologies to be in place. There is always the potential for other new legislation that could further change the way or the environment in which banks operate. In order to remain competitive in today’s fast-changing financial environment, we must offer new technology-based products and services on a continuing basis. Similarly, we must rapidly adjust to changes in these laws and regulations. If we fail to react quickly and appropriately to these developments in technology and law, we may not be able to compete successfully, which could have a material adverse effect on our business growth and development.

Our focus on commercial loans may increase the risk of substantial credit losses

We offer a variety of loan products, including residential mortgage, consumer, construction, and commercial loans. Approximately 82% of Valley Bank’s loans are commercial loans, including those secured by commercial real estate. We expect, as we grow, that this percentage will remain about the same. Commercial lending is more risky than mortgage and consumer lending, because loan balances are greater, and the borrower’s ability to repay is contingent on the success of his or her business. Risk of loan defaults is unavoidable in the banking industry, and we try to limit exposure to this risk by monitoring carefully the amount of loans in specific industries and by exercising prudent lending practices. However, we cannot eliminate the risk, and credit losses could result in reduced earnings or losses. See “Business” on page 9.

The Roanoke market has slow growth; an economic downturn would hurt performance

The Roanoke Valley has enjoyed steady but slow growth, growing more slowly than most of the other metropolitan areas of Virginia. Any slowdown in growth or a local or broader recession or loss of a large local employer would hamper our ability to grow and could hurt our performance. Although the Roanoke area has a varied manufacturing and service base, it is small enough that a regional economic downturn can be caused by problems with only a few larger local employers. See “Business – Market Area” on page 10.

We may face new competition

We are a community bank with an emphasis on personal service and local decision making. Other or new community banks may enter our market area and compete effectively with us using our same model. This could adversely affect our ability to grow and our profitability.

We depend on Messrs. Gutshall, Lewis and Woodson. Their unexpected departure would adversely affect us.

Ellis L. Gutshall is our President and Chief Executive Officer. A. Wayne Lewis is our Executive Vice President and Chief Operating Officer and J. Randy Woodson is Executive Vice President and Chief Lending Officer. Each of these individuals has many years of experience in the banking industry, is extremely valuable to us and would be difficult to replace. The unexpected loss of the services of any of them could have a material adverse effect upon the future prospects of Valley Financial and Valley Bank. While we do not carry key man life insurance on our senior officers, we have attempted to reduce our risk through employment agreements and covenants not to compete.

Our profitability depends on interest rates generally

Our profitability depends in substantial part on our net interest margin, which is the difference between the rates we receive on loans and investments and the rates we pay for deposits and other sources of funds. Our net interest margin depends on many factors that are partly or completely outside of our control, including competition, federal economic, monetary, and fiscal policies, and general economic conditions. Recently, net interest margins for some financial institutions have declined in response to these and other factors. Changes in interest rates will affect our operating performance and financial condition. We try to minimize our exposure to interest rate risk, but we are unable to completely eliminate this risk. Especially because of our relatively small size, more aggressive competition could make it difficult for us to attract deposits, which are necessary to fund loans and other investments.

There is no assurance that all the stock will trade in the public market at or above the price paid by Mr. Taubman and his affiliates

There is a limited public market for our common stock. We priced our stock by mutual agreement with Mr. Taubman and Mozart One, LLC and Mozart Three, LLC Our pricing takes into consideration of a number of factors including prevailing market conditions and the current market for our stock. We cannot assure you that the common stock will trade in the public market at or above the offering price.

Our stock has a limited trading volume

Our stock is traded publicly on the OTC Bulletin Board under the symbol “VYFC.” Trades are relatively infrequent and usually in small lots. We have a number of market makers in our stock, but that does not assure significant trading volume or liquidity. An active and liquid trading market for our stock may not develop.

Anti takeover provisions may reduce the likelihood that you will receive a takeover premium

Provisions of Virginia law and our Articles of Incorporation and Bylaws may make it more difficult for anyone to acquire control of us without our board of directors’ approval. In many cases, shareholders receive a premium for their shares in a change of control, and these provisions make it less likely that a change of control will occur unless our board of directors agrees to that change of control. See “Description of Capital Stock – Summary of Shareholder Rights” and “—Virginia Anti-Takeover Statutes” beginning on page 17 for a discussion of these matters.

We have no reliable track record in paying cash dividends and, in fact, only recently declared and paid our first cash dividend

We have paid only one cash dividend. We declared our first semi-annual cash dividend of $.06 per share which was paid on July 1, 2004 to shareholders of record on June 1, 2004. On April 28, 2004 we declared a 2 for 1 stock split on the outstanding shares of our common stock, effected in the form of a stock dividend, paid on May 31, 2004 to shareholders of record as of May 14, 2004. We can provide no assurance that we will pay cash or stock dividends in the future. We expect to retain a significant part of our earnings to support the development and growth of our business. Our ability to pay dividends to our shareholders is also limited by certain restrictions imposed by state and federal laws. See “Dividend Policy” beginning on page 8.

You may experience substantial dilution in the book value of shares of common stock based on the price paid by Mr. Taubman or the current market price.

The price of our common stock to Mr. Taubman and his affiliates, and the current market price, is higher than the book value per share of the outstanding common stock. Mr. Taubman and his affiliates experienced immediate dilution in the book value per share of their investment from the price paid, and any purchase at the current market price is likely to experience dilution, as well. This dilution is estimated to be $7.49 per share using the book value of Valley Financial at June 30, 2004 of $22,705,000 and a current market price of $14.00 per share. See “Dilution” on page 9 for further discussion of these calculations.

USE OF PROCEEDS

We estimate that we will have received approximately $3,825,000 in net proceeds from the sale of 275,000 shares of our common stock at an offering price of $14.00 per share and after deducting one-half (our portion) of the estimated offering expenses totaling $50,000. We will contribute a substantial portion of the net proceeds to Valley Bank and retain the balance in Valley Financial. The net proceeds retained by Valley Financial will be used for working capital and other general corporate purposes, including providing additional contributions to Valley Bank’s capital, as needed. Valley Financial will not receive any additional proceeds from a sale by a potential selling shareholder pursuant to this offering.

MARKET FOR COMMON STOCK

Market for Company Stock

The common stock is quoted under the symbol “VYFC” on the OTC Bulletin Board, an electronic quotation and trade reporting service of the National Association of Securities Dealers. According to information obtained by company management and believed to be reliable, the quarterly range of closing prices per share (adjusted for the 2 for 1 stock split effected in the form of a stock dividend declared April 28, 2004 and paid on May 31, 2004) for our common stock for the calendar periods presented was as follows:

2002	High	Low
1st Quarter	$6.00	$5.17
2nd Quarter	6.75	5.37
3rd Quarter	6.63	5.80
4th Quarter	7.55	5.84

2003
1st Quarter	$7.83	$7.03
2nd Quarter	10.25	7.76
3rd Quarter	11.00	9.63
4th Quarter	11.50	11.00

2004
1st Quarter	$13.50	$11.23
2nd Quarter	15.90	12.08

Trading volume in our common stock is low. Since January 1, 2004, an average of approximately 9,900 shares was traded each week. As of June 30, 2004, there were approximately 469 shareholders of record and approximately 800 beneficial holders of our common stock.

Determination of Offering Price

The price set for a sale of common stock under this prospectus will likely be the market price for the stock or a price privately negotiated between the buyer and the seller. Our current market price is $14.00 per share.

DIVIDEND POLICY

We paid our first semi-annual cash dividend on July 1, 2004. There can be no assurance that cash dividends like this will be declared in the future. Our board of directors will determine whether to declare future cash dividends based on an analysis of factors the board deems relevant. For the foreseeable future, we expect that we will retain a substantial portion of our earnings to support the development and growth of our business. On April 28, 2004, we did declare a 2 for 1 stock split which was effected in the form of a stock dividend, paid on May 31, 2004 to shareholders of record as of May 14, 2004.

We will depend on dividends received from Valley Bank to fund dividends on our common stock. As a banking corporation organized under Virginia law, Valley Bank is restricted as to the maximum amount of dividends it may pay to Valley Financial. A Virginia bank may not pay dividends from its original capital. All dividends must be paid out of net undivided profits on hand, after deducting expenses, losses, interest, and taxes accrued and contribution to capital necessary for Valley Bank’s original capital to be restored to its initial level. As of June 30, 2004, the net profits of Valley Bank available for distribution to Valley Financial as dividends without regulatory approval were approximately $10.2 million.

As a practical matter, the Board of Governors of the Federal Reserve System recommends that banking organizations pay dividends only if the net income available to shareholders in the past year fully funds those dividends and the expected rate of earnings retention is consistent with capital needs, asset quality, and overall financial condition. Valley Financial’s dividend policy complies with this recommendation.

CAPITALIZATION

The following table sets forth our consolidated capitalization at June 30, 2004 on an actual basis and as adjusted to reflect the receipt of $3,825,000 in net proceeds from our sale of 275,000 shares of common stock at a price of $14.00 per share to Mr. Taubman and the related entities, assuming offering expenses total $50,000 and our portion is $25,000. Any sale of shares pursuant to this prospectus will not change the capitalization of Valley Financial.

	At June 30, 2004
	Actual	As Adjusted
Shareholders’ equity:
Preferred stock, no par value; 10,000,000 shares authorized; none issued and outstanding	$—	$—
Common stock, no par value; 10,000,000 shares authorized; 3,798,030 shares issued and outstanding, 4,073,030 shares issued and outstanding, as adjusted	13,138	16,963
Retained earnings	10,046	10,046
Accumulated other comprehensive income (loss)	(479)	(479)

Total shareholders’ equity	$22,705	26,530

DILUTION

Any purchase of shares from a possible selling shareholder may immediately dilute your investment, because your purchase price per share will likely exceed our book value per share. The book value per share is determined by dividing our net worth (assets less liabilities) by the total shares outstanding. Our book value as of June 30, 2004 was $22,705,000 or $5.98 per share. The purchase price per share in any potential offering will be driven primarily by market price, which currently exceeds our book value per share.

The following table illustrates this dilution per share assuming the sale of 275,000 shares of common stock at an offering price equal to the current market price of $14.00 per share, net of one-half of offering expenses totaling $50,000.

Offering price per share	$14.00
Book value per share as of June 30,2004	5.98
Book value per share after the offering	6.51
Dilution per share to the new investors	7.49

BUSINESS

General

Valley Financial Corporation was incorporated in Virginia in 1994, primarily to own all of the capital stock of Valley Bank. We presently engage in no business other than owning and managing Valley Bank. Valley Bank is a state bank organized under Virginia law, and engages in the business of commercial banking. Valley Bank opened for business on May 15, 1995. Its deposits are insured by the FDIC and it is a member of the Federal Reserve System. As of June 30, 2004, we had total assets of $347.0 million, net loans of $248.7 million, total deposits of $253.0 million, and shareholders’ equity of $22.7 million.

We presently operate seven offices. Presented in the following table is the location of each branch, the date it opened for business and the deposits as of June 30, 2004.

Office	Location	Date Opened	Deposits
Main office	City of Roanoke	May 15, 1995	$70,338
Starkey Road	Roanoke County	September 11, 1995	78,917
South Roanoke	City of Roanoke	January 15, 1997	16,416
Salem	City of Salem	April 5, 1999	34,905
Hershberger Road	City of Roanoke	May 7, 2001	27,341
Vinton	Town of Vinton	May 20, 2002	18,133
Lewis-Gale	Roanoke City	December 8, 2003	6,962

Strategy

Our strategy is to enhance shareholder value by increasing net income through continued loan growth, while controlling the cost of deposits and the growth of non-interest expense. To achieve this goal, we plan to provide our customers with products and services comparable to those offered by our competitors and to continue to provide our customers with a high level of personal service and local decision-making. We also may continue to expand our network of branches and automated teller machines throughout the Roanoke Valley and to make increased use of alternative delivery systems, such as the Internet and telephone.

Market Area

Valley Bank’s primary service area consists of the cities of Roanoke and Salem, Roanoke County and portions of Botetourt, Bedford, and Franklin County, Virginia. We are a community bank and conduct a general commercial banking business, emphasizing the needs of small- to medium-sized businesses, professional concerns, and individuals.

The Roanoke Metropolitan Statistical Area (MSA) is the commercial center for southwest Virginia, and is located approximately 165 miles west of Richmond, Virginia, 178 miles northwest of Charlotte, North Carolina, 178 miles east of Charleston, West Virginia and 222 miles southwest of Washington, D.C. Hollins University and Roanoke College, with student enrollments of approximately 1,100 and 1,900 respectively, are located in the Roanoke MSA. Virginia Tech, with a student body of approximately 26,000 and Radford University, with a student body of more than 9,000 are each a 45-minute drive away. In total, there are 20 colleges and universities within a 60-mile radius of Roanoke.

The population in the Roanoke MSA was estimated at 290,497 at year-end 2003 and its recent growth has been slower than that in other key Virginia markets. The Roanoke MSA had an unemployment rate of 2.9% in August 2004, lower than all Virginia MSAs except Northern Virginia and Charlottesville. Per capita income increased almost 20% from 1997 to 2001, roughly the same rate as the national average. At the same time, a low cost of living makes the area one of the nation’s most affordable. An Old Dominion University study that married per capita income with cost of living ranked the Roanoke Valley 11th highest in the United States for “real per capita income.” According to the ACCRA Cost of Living Index, the Valley’s cost of living is 92.8, compared to the national average benchmark of 100 and well below the 137.7 ratio for Washington, DC.

The business community in the Roanoke MSA is diverse. The largest components of the economy (as a % of jobs) are services at 39%, retail trade at 14%, manufacturing at 12% and government at 11%. The Roanoke MSA’s position as a regional center creates a strong medical, legal, and business professional community. Carilion Health System, Lewis-Gale Hospital/Clinic and the Veterans Administration Hospital are among the area’s largest employers. Other large private employers include Advance Auto Parts, Allstate Insurance Co., ITT Industries, Kroger Mid-Atlantic, Manpower, Inc., Norfolk Southern Corporation, Wachovia Bank, and Wal-Mart Stores.

Lending Services

Valley Bank offers a range of short- to medium-term commercial and personal loans. Commercial loans include both secured and unsecured loans for working capital (including inventory and receivables), business expansion (including acquisition of real estate and improvements), and purchase of equipment and machinery. Consumer loans include secured and unsecured loans for financing automobiles, home improvements, education, and personal investments. Valley Bank also makes various types of real estate loans.

Our lending efforts are directed primarily to making loans to individuals and businesses in our market area. We believe that our lending and credit policies are conservative. As of June 30, 2004, we had approximately $251.5 million in loans and $ 80.1 million in unfunded loan commitments and unused lines of credit outstanding.

Valley Bank’s lending activities are subject to a variety of lending limits imposed by state law. While different limits apply in certain circumstances based on the type of loan or the nature of the borrower (including the borrower’s relationship to Valley Bank), in general Valley Bank is subject to a loan-to-one borrower limit of 15% of Valley Bank’s capital and surplus in the case of loans which are not fully secured by readily marketable or other permissible types of collateral. Valley Bank voluntarily may choose to impose a policy limit on loans to a single borrower that is less than the legal lending limit. Valley Bank’s present legal lending limit of $4,371,000 is sufficient to satisfy the credit needs of a large portion of its targeted market segment. Valley Bank has established relationships with correspondent banks to participate in loans when loan amounts exceed our legal lending limits or internal lending policies.

Valley Bank attempts to react to prevailing market conditions and demands in our lending activities, while avoiding excessive concentration in any particular loan category. We have fixed specific goals as to lending concentration by type of loan. This mix of loans is intended to provide sufficient diversification to balance the risks within the loan portfolio. We manage the portfolio within the following ranges:

Real estate loans (commercial and residential)	40% to 80%
Commercial loans	25% to 50%
Consumer loans	10% to 25%

The risk of nonpayment of loans is inherent in all loans. However, management carefully evaluates all loan applicants and attempts to minimize credit risk-exposure with thorough loan application and approval procedures. In determining whether to make a loan, Valley Bank lending personnel analyze the borrower’s income and ability to service the loan and credit history, and evaluate the need for collateral to secure recovery in the event of default. Valley Bank maintains an allowance for loan losses based upon management’s assumptions and judgments regarding the ultimate collectibility of loans in its portfolio and based upon a percentage of the outstanding balances of specific loans when their ultimate collectibility is considered questionable. Certain risks with regard to specific categories of loans are described below.

Commercial Loans. Commercial lending activities are directed principally toward businesses whose demand for funds will fall within Valley Bank’s legal lending limit. These businesses include small- to medium-sized professional firms, retail and wholesale businesses, light industry, and manufacturing concerns operating in and around the primary service area. The types of loans provided include term loans with fixed and variable interest rates and working capital lines of credit with variable rates secured by equipment, inventory, accounts receivable, and commercial real estate. Valley Bank also offers to commercial customers, through an affiliation with Private Business, Inc., an automated accounts receivable-financing product designed to enhance a company’s cash flow.

Commercial business loans generally have a higher degree of risk than residential mortgage loans, but have commensurately higher yields. To manage these risks, Valley Bank generally secures appropriate collateral and monitors the financial condition of its business borrowers. In addition, personal guarantees are generally obtained from the principals of business borrowers and/or third parties to further support the borrower’s ability to service the debt and reduce the risk of nonpayment. Residential mortgage loans generally are made on the basis of the borrower’s ability to make repayment from his employment and other income and are secured by real estate whose value tends to be easily ascertainable. In contrast, commercial business loans typically are made on the basis of the borrower’s ability to make repayment from cash flow from its business and are secured by business assets. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the financial success of the business borrower itself. Further, the collateral for commercial business loans may depreciate over time and cannot be appraised with as much precision as residential real estate.

Real Estate Loans. Real estate lending includes commercial and residential development/construction loans, home improvement loans, home equity loans and commercial and residential mortgage loans. Valley Bank also participates in the origination of a limited number of fixed-rate residential mortgage loans that are referred to mortgage brokers. Residential loans are secured by first mortgages on one-to-four family residences in the primary service area. Home improvement loans and home equity loans are generally secured by second mortgages on single family residences in the primary service area. Commercial mortgage loans are secured by first mortgages on commercial properties, generally owner-occupied, in the primary service area.

The risk associated with residential mortgage lending varies based on employment levels, consumer confidence, fluctuations in the value of real estate and other conditions that affect the ability of borrowers to repay indebtedness. Commercial real estate lending entails significant additional risk. Commercial real estate loans typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. Additionally, the payment experience on loans secured by income-producing properties is typically dependent on the successful operation of a business or a real estate project and thus may be subject, to a greater extent, to adverse conditions in the real estate market or in the economy generally.

Consumer Loans. Consumer loans are made on a secured or unsecured basis and are oriented primarily to the requirements of Valley Bank’s customers, with an emphasis on loans for automobiles, home improvements, debt consolidation, and other personal needs.

Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured, such as lines of credit, or secured by rapidly depreciable assets such as automobiles. In these cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. The remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on these loans.

Deposit Products and Other Banking Services

Valley Bank offers deposit products that are typically available in most banks including checking accounts, NOW accounts, savings accounts, Individual Retirement Accounts, and other time deposits ranging from money market accounts to longer-term certificates of deposit. The transaction accounts and time deposits are tailored to our principal market area at rates competitive to those offered in the area. All deposit accounts are insured by the FDIC up to the maximum amount allowed by law (generally $100,000 per depositor, subject to aggregation rules). Valley Bank solicits accounts from individuals, businesses, associations and organizations, and governmental authorities.

Other bank services include safe deposit boxes, cash management, lockbox, overdraft protection, and online banking services, travelers checks, direct deposit of payroll and social security checks, and automatic drafts for various accounts. Valley Bank is associated with the Star, Cirrus, and The Exchange shared networks of automated teller machines that may be used by bank customers throughout Virginia and other regions. Valley Bank also offers VISA and MasterCard credit card and VISA debit card services.

Valley Bank does not plan to exercise trust powers during the next several years. Valley Bank may in the future offer a full-service trust department, but cannot do so without the prior approval of its federal and state regulators. The Bank anticipates offering certain investment and insurance products in the near future.

Competition

Banking in the Roanoke Valley is highly competitive. Valley Bank competes as a financial intermediary with other commercial banks, savings & loan associations, credit unions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market mutual funds, and other institutions operating in the Roanoke Valley and elsewhere.

Valley Bank’s market area is a highly concentrated, highly branched banking market. As of June 30, 2004 there were approximately 13 commercial banks operating approximately 108 offices in the Roanoke Valley. The only locally owned and operated commercial bank headquartered in Roanoke, Salem or Roanoke County is Valley Bank. SunTrust Bank is a part of the SunTrust family of banks, with a regional presence based in Richmond. Sun Trust substantially expanded its presence in the Roanoke market when it recently acquired NBC Bank. Bank of America, Wachovia Bank, First Citizens Bank, and BB&T Bank all are subsidiaries of holding companies headquartered in North Carolina. BB&T recently acquired First Virginia, formerly headquartered in Falls Church,

Virginia which owned First Virginia Bank-Southwest with operations in Roanoke. In addition, five out-of-town Virginia based community banks, First National Bank of Christiansburg, Bank of Floyd, First National Exchange Bank, Bank of Botetourt, and The Bank of Fincastle, have each opened one or more branches in localities where we have offices. Also, numerous credit unions operate offices in the Roanoke Valley. Further, various other financial companies, ranging from local to national firms, provide financial services to residents of this market area.

We believe that Valley Bank will be able to compete effectively in this market, and that the community will continue to respond to Valley Bank’s community bank focus and emphasis on service to small businesses, individuals, and professional concerns but there can be no assurance of this.

Employees

At June 30, 2004, Valley Bank had 80 full-time employees, including its officers. Valley Financial does not have any regular employees other than its officers. We believe that our employee relations are excellent.

Properties

We own all our banking facilities except for the Main Office and the South Roanoke office. We lease approximately 16,101 square feet of recently-renovated office space on the first three floors of a seven story office building in downtown Roanoke for our Main Office. The lease expires December 31, 2009, with options to renew for two additional five-year terms. On July 6, 2004 we entered into a lease for approximately 2,087 additional square feet of space in the main office building. Rental payments will commence when renovations are completed, currently estimated to be January 2005. Our South Roanoke office is a recently renovated 914 square foot facility. That lease has an initial term of 12 years from January 1997 with one five-year renewal option.

Our Starkey Road office is a 2,700 square foot building constructed in 1995 on a one-acre site at 4467 Starkey Road in southwest Roanoke County near Tanglewood Mall. The Salem Office is located at 8 East Main Street in Salem, and is a Colonial Williamsburg style building constructed in 1999 with two floors containing 6,000 square feet, of which we occupy the first story and lease the second story to outside parties. The structure is located on an approximately one-half acre site near the center of the City of Salem. The Hershberger Road office is a 2,420 square foot building on a one-acre tract at 1518 Hershberger Road in northwest Roanoke City that we purchased in 2000, renovated and opened as a branch bank in 2001. The Vinton Office is a 3,000 square foot building constructed in 2002 on a 0.6-acre plot at 1003 Hardy Road, Town of Vinton, Roanoke County. Our newest facility is the Lewis-Gale office, which is a 3,000 square foot building constructed in 2003 on a 1.35-acre site next to Lewis-Gale Hospital at 3850 Keagy Road in southwest Roanoke City.

Legal Proceedings

Neither Valley Bank nor Valley Financial is a party to any pending legal proceeding or aware of any threatened legal proceeding where Valley Bank or Valley Financial may be exposed to any material loss. From time to time in the normal course of business Valley Bank files standard claims to collect loans.

SECURITY OWNERSHIP OF MANAGEMENT AND

CERTAIN BENEFICIAL OWNERS

Security Ownership of Management and Certain Beneficial Owners

The following table sets forth certain information as to management of Valley Financial and persons believed by management of Valley Financial to be beneficial owners of more than 5% of the outstanding common stock as of November 5, 2004 Other than as disclosed below, Valley Financial is not aware of any person or group, as those terms are defined in the Securities Exchange Act of 1934, who beneficially owned more than 5% of the outstanding common stock as of November 5, 2004 Mr. Taubman and his affiliates own beneficially 404,022 shares of our outstanding common stock representing 9.9% of our outstanding common stock.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner		Percent Of Class
Common Stock	Abney S. Boxley, III Director Roanoke, Virginia	63,000	(1)	1.55%

Common Stock	William D. Elliot Director Roanoke, Virginia	171,750	(2)	4.22%

Common Stock	Ellis L. Gutshall President, CEO and Director Roanoke, Virginia	111,118	(3)	2.73%

Common Stock	Mason Haynesworth Director Specialized Audits Roanoke, Virginia	6,074	(4)	0.15%

Common Stock	Eddie F. Hearp Director Roanoke, Virginia	126,856	(5)	3.11%

Common Stock	Anna L. Lawson Director Daleville, Virginia	121,424	(6)	2.98%

Common Stock	Barbara B. Lemon Director Roanoke, Virginia	75,000		1.84%

Common Stock	A. Wayne Lewis Executive V.P., COO, CFO, Corporate Secretary and Director Roanoke, Virginia	110,018	(7)	2.70%

Common Stock	George W. Logan Chairman of the Board Of Directors Salem, Virginia	360,000		8.84%

Common Stock	John W. Starr, M.D. Director Roanoke, Virginia	84,390	(8)	2.07%

Common Stock	Ward W. Stevens, M.D. Director Roanoke, Virginia	48,000		1.18%

Common Stock	Michael E. Warner Director Roanoke, Virginia	39,622		0.97%

Common Stock	Nicholas F. Taubman Roanoke, Virginia	404,022	(9)	9.92%

Executive Officers	Not on the Board
Catherine J. Hartman	Senior V.P., Credit Underwriting Roanoke, Virginia	1,760	(10)	0.04%

Mary P. Hundley	Senior V.P., Credit Administration Roanoke, Virginia	11,654	(11)	0.29%

JoAnn Lloyd	Senior Vice President, Operations of the Bank Roanoke, Virginia	17,642	(12)	0.43%

Connie W. Stanley	Senior Vice President, Retail Banking	400		0.01%

J. Randy Woodson	Executive V.P. and Chief Lending Officer Roanoke, Virginia	39,996	(13)	0.98%

Total shares held by Officers and Holders Outstanding Common	18 Directors and Executive of Greater than 5% of the Stock	1,792,726		44.01%

(1)	Includes 7,200 shares Mr. Boxley holds as custodian for his children.
(2)	Includes 47,250 shares held by Davis H. Elliot Company, Incorporated, of which Mr. Elliot is Chairman.
(3)	Includes 630 shares held by Mr. Gutshall as custodian for his children and 46,530 shares Mr. Gutshall has the right to acquire within 60 days through the exercise of stock options.
(4)	Includes 1,574 shares held by Mr. Haynesworth’s spouse.
(5)	Includes 22,736 shares held by Mr. Hearp’s spouse.
(6)	Includes 4,950 shares held by Mrs. Lawson’s spouse.
(7)	Includes 44,644 shares Mr. Lewis has the right to acquire within 60 days through the exercise of stock options.
(8)	Includes 3,150 shares held by Dr. Starr’s spouse.
(9)	Includes 125,000 shares held by Mozart One, LLC and 25,000 shares held by Mozart Three, LLC, both entities controlled by Mr. Taubman.
(10)	Includes 1,760 shares Mrs. Hartman has the right to acquire within 60 days through the exercise of stock options.
(11)	Includes 11,340 shares Mrs. Hundley has the right to acquire within 60 days through the exercise of stock options.
(12)	Includes 17,642 shares Mrs. Lloyd has the right to acquire within 60 days through the exercise of stock options.
(13)	Includes 800 shares held by Mr. Woodson’s spouse and 33,690 shares Mr. Woodson has the right to acquire within 60 days through the exercise of stock options.

Possible Future Selling Shareholder

The table below sets forth the number of shares held by or controlled by Mr. Taubman and his related entities, the possible future selling shareholders, and the maximum number of shares these shareholders are entitled to sell from time to time under this prospectus. However, such possible future selling shareholders are under no obligation to sell, and indeed have expressed no current intent to sell, all or any portion of such shares; nor are these shareholders obligated to sell any such shares immediately under this prospectus. Because the possible selling shareholders may or may not sell any or all of their shares of common stock offered, we cannot be certain as to the number of shares of common stock, if any, that will be held by the selling shareholders upon termination of any offering made under this prospectus. Information with respect to beneficial ownership is based on information furnished to us by the possible selling shareholder included in the table below or included in filings with the SEC. We believe that the possible selling shareholders have sole voting and investment power for shares beneficially owned, subject to community property laws where applicable.

The percentages of common stock beneficially owned are based on 4,074,630 shares of Valley Financial common stock outstanding at November 5, 2004.

	Shares of Common Stock Owned Prior to this Offering		Maximum Number of Shares of Common Stock Offered	Shares of Common Stock Owned After Completion of this Offering if Maximum Sold
	Number	Percentage	Number	Number	Percentage
Nicholas F. Taubman	254,022	6.23%	125,000	129,022	3.16%
Mozart One, LLC (1)	125,000	3.07%	125,000	0	0.0%
Mozart Three, LLC (1)	25,000	0.61%	25,000	0	0.0%

(1)	The manager of Mozart One, LLC is Eugenia L Taubman, and the manager of Mozart Three, LLC is
Nicholas	F. Taubman.

DESCRIPTION OF CAPITAL STOCK

Valley Financial’s Articles of Incorporation authorize 10 million shares of common stock, of which 4,074,630 shares were issued and outstanding on November 5, 2004. As of November 5, 2004, there were approximately 469 shareholders of record of our common stock and approximately 800 beneficial holders. In addition, our Articles authorize 10 million shares of preferred stock. There are no shares of preferred stock outstanding. The board may issue shares of common stock and preferred stock as the board deems advisable without further shareholder approval, except, for example, in the case of an acquisition of or combination with another bank or company. In other words, the board may decide to issue additional stock and dilute your ownership interest.

Summary of Shareholder Rights

Dividend Rights. Valley Financial may pay dividends as declared from time to time by the board out of funds that are legally available, subject to certain restrictions imposed by state and federal laws. See “Dividend Policy” on page 8.

Voting Rights. In all elections of directors, a shareholder has the right to cast one vote for each share of stock held by him or her for as many persons as there are directors to be elected. We do not have cumulative voting rights. On any other question to be determined by a vote of shares at any meeting of shareholders, each shareholder is entitled to one vote for each share of stock held by him or her and entitled to vote.

Preemptive Rights. Holders of common stock do not have preemptive rights with respect to issues of common stock. Accordingly, your share ownership may be diluted if the board decides to issue additional stock in the future.

Liquidation Rights. Upon liquidation, after payment of all creditors, the remaining assets of our company would be distributed to the holders of common stock on a pro-rata basis.

Calls and Assessments. All common stock outstanding is fully paid and non-assessable.

Indemnification of Officers and Directors. The Articles of Incorporation provide for the indemnification of our officers and directors for their actions unless a court finds them liable for willful misconduct or a knowing violation of the criminal law. In any proceeding brought by shareholders against an officer or director in connection with his or her position with Valley Financial or Valley Bank, no damages may be assessed against that officer or director unless he or she is liable for willful misconduct or a knowing violation of criminal or securities laws. We are advised that in the opinion of the Securities and Exchange Commission indemnification of directors, officers, and controlling persons for liabilities under the Securities Act of 1933 is against public policy and is, therefore, unenforceable.

Reports to Shareholders. We furnish shareholders with annual reports, including audited financial statements, and quarterly reports containing unaudited financial information.

Virginia Anti-Takeover Statutes

State Anti-Takeover Statutes. Virginia law restricts transactions between a Virginia corporation and its affiliates and potential acquirers. The following discussion summarizes the two Virginia statutes that may discourage an attempt to acquire control of Valley Financial. We encourage you to read the entire statutes referenced below.

Affiliated Transactions. Virginia Code Sections 13.1-725 – 727.1 govern “Affiliated Transactions.” These provisions, with several exceptions discussed below, require approval by the holders of at least two-thirds of the remaining voting shares of material acquisition transactions between a Virginia corporation and any holder of more than 10% of any class of its outstanding voting shares. Affiliated Transactions include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of an interested shareholder, or any reclassification, including a reverse stock split, recapitalization, or merger of the corporation with its subsidiaries which increases the percentage of voting shares owned beneficially by any 10% shareholder by more than 5%.

For three years following the time that a shareholder becomes an owner of 10% of the outstanding voting shares, a Virginia corporation cannot engage in an Affiliated Transaction with that shareholder without approval of two-thirds of the voting shares other than those shares beneficially owned by that shareholder, and majority approval of the disinterested directors. A disinterested director is a member of the Valley Financial board of directors who was (i) a member on the date the shareholder acquired more than 10% and (ii) recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the disinterested directors then on the board. At the expiration of the three-year period, the statute requires approval of Affiliated Transactions by two-thirds of the voting shares other than those beneficially owned by the 10% shareholder.

The principal exceptions to the special voting requirement apply to transactions proposed after the three-year period has expired and require either that the transaction be approved by a majority of the corporation’s disinterested directors or that the transaction satisfy the fair-price requirement of the statute. In general, the fair-price requirement provides that in a two-step acquisition transaction, the 10% shareholder must pay the shareholders in the second step either the same amount of cash or the same amount and type of consideration paid to acquire the Virginia corporation’s shares in the first step.

None of the foregoing limitations and special voting requirements applies to a transaction with any 10% shareholder whose acquisition of shares taking him or her over 10% was approved by a majority of the corporation’s disinterested directors.

These provisions were designed to deter certain takeovers of Virginia corporations. In addition, the statute provides that, by affirmative vote of a majority of the voting shares other than shares owned by any 10% shareholder, a corporation can adopt an amendment to its articles of incorporation or bylaws providing that the Affiliated Transactions provisions shall not apply to the corporation. We have not “opted out” of the Affiliated Transactions provisions.

Control Share Acquisitions. Virginia law also provides that shares acquired in a transaction that would cause the acquiring person’s voting strength to meet or exceed any of the three thresholds (20%, 33  1/3% or 50%) have no voting rights for those shares exceeding that threshold, unless granted by a majority vote of shares not owned by the acquiring person. This provision empowers an acquiring person to require the Virginia corporation to hold a special meeting of shareholders to consider the matter within 50 days of the request.

Both of these statutes provide impediments to a hostile or unwelcome takeover of Valley Financial. In doing so, they may discourage transactions that some shareholders may feel are in their best interest.

LEGAL MATTERS

Certain matters in this offering, including the legality of the common stock offered in this prospectus, will be passed upon for Valley Financial by LeClair, Ryan, Flippin, Densmore, a Professional Corporation.

EXPERTS

Larrowe & Company, P.L.C., independent auditors, audited the consolidated financial statements of Valley Financial as of December 31, 2003 and December 31, 2002, and for the years then ended included in this prospectus. Their report on the financial statements referred to in the preceding sentence is included in this prospectus and is included in reliance on the report of Larrowe & Company, P.L.C., given on their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

Valley Financial is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with that act files reports, proxy statements, information statements, and other information with the Securities and Exchange Commission. All of those reports, proxy statements, information statements, and other information, when filed, can be inspected and copied at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC, including Valley Financial, and the address of that site is http://www.sec.gov. In addition, the common stock of Valley Financial is listed on the OTC Bulletin Board, and reports, proxy statements, and other information concerning Valley Financial can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

INCORPORATION BY REFERENCE

Valley Financial has filed a Registration Statement on Form S-3 under the Securities Act of 1933 to register this common stock with the SEC. This prospectus is a part of that Registration Statement. As allowed by SEC rules, this prospectus does not contain all the information that interested persons can find in the Registration Statement or the exhibits and schedules to the Registration Statement. For further information about Valley Financial or the common stock offered in this prospectus, you should read the Registration Statement, including its exhibits, financial statements, and schedules. The SEC allows Valley Financial to “incorporate by reference” in this document the information it files with the SEC, which means:

•	incorporated documents are considered part of this document;

•	we can disclose important information to you by referring you to those documents; and

•	information that we file with the SEC subsequently will automatically update and supersede the information in this document and information that was previously incorporated, including filings under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act.

Valley Financial incorporates by reference the documents listed below which were filed with the SEC under the Exchange Act:

•	Valley Financial’s Annual Report on Form 10-KSB for the year ended December 31, 2003, filed on March 30, 2004;

•	Valley Financial’s Quarterly Reports on Form 10-QSB for the three months ended (a) March 31, 2004, filed on May 17, 2004, and (b) June 30, 2004, filed on August 13, 2004; and

•	Valley Financial’s Current Reports on Form 8-K filed on April 29, 2004, July 23, 2004, September 27, 2004, and October 22, 2004.

This registration statement incorporates certain Valley Financial documents by reference that are not presented or delivered in this filing. Copies of the documents are available without charge to any person, including any beneficial owner of Valley Financial common stock, to whom this registration statement is delivered, upon written or oral request to A. Wayne Lewis, Executive Vice President, Valley Financial Corporation, 36 Church Avenue, Roanoke, Virginia 24011 or telephone (540)-342-2265.

PLAN OF DISTRIBUTION

The shares of common stock covered by this prospectus may be offered and sold from time to time in one or more transactions by the possible future selling shareholders. As used in this prospectus, the term “selling shareholders” includes pledgees, donees, transferees or other successors-in-interest selling shares received from the selling shareholders as pledgors, donors, borrowers or in connection with other non-sale-related transfers after the date of this prospectus. This prospectus may also be used by transferees of the selling shareholders, including broker-dealers or other transferees who borrow or purchase the shares to settle or close out short sales of shares of common stock. The shares may be sold at the market price for our common stock prevailing at the time of sale, a price related to the prevailing market price, a negotiated price, or such other price as the selling shareholders determine from time to time. The shares may be sold by one or more methods of sale, including, without limitation, the following methods:

•	market transactions in accordance with the rules of the National Association of Securities Dealers or any other available markets or exchanges;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer or other person as principal, and resale by such broker-dealer for its own account pursuant to this prospectus;

•	privately negotiated transactions;

•	a combination of any of the above transactions; and

•	any other method permitted by applicable law.

In addition, the possible future selling shareholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers or other financial institutions may engage in short sales of the shares in the course of hedging the positions they assume with the selling shareholders. The selling shareholders may also sell shares short and redeliver the shares to close out such short positions. The selling shareholders may also enter into option or other transactions with broker-dealers which require the delivery of the shares to the broker-dealer. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling shareholders may also pledge or loan the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus.

In effecting sales, broker-dealers or agents engaged by the selling shareholders may arrange for other broker-dealers or agents to participate in such sales. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling shareholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both.

The possible future selling shareholders and any broker-dealer or agent who participates with the selling shareholders in any distribution of such shares may be deemed to be “underwriters” under the Securities Act, and any discount, commission or concession they receive may be an underwriting discount or commission under the Securities Act.

In order to comply with the securities laws of some states, if applicable, any shares of common stock to be sold in such jurisdictions will be sold only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus available to the selling shareholders and we have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered by this prospectus.

The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against some liabilities, including liabilities arising under the Securities Act.

Upon a selling shareholder notifying us that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock offered hereby through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to the requirements of the Securities Act, disclosing the name of each such selling shareholder and of any participating broker-dealer, the number of shares offered, and the other terms of the offering, including the selling price, the commissions paid or discounts or concessions allowed to such broker-dealer, or any other facts material to the transaction. In addition, upon a selling shareholder notifying us that a donee, pledgee, transferee or successor-in-interest intends to sell more than 500 shares, a supplement to this prospectus will be filed.

Additional information related to the selling shareholders and plan of distribution may be provided in one or more prospectus supplements.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include statements regarding profitability, liquidity, allowance for loan losses, interest rate sensitivity, market risk, and financial and other goals. The words “believes”, “expects”, “may”, “will”, “should”, “projects”, “contemplates”, “anticipates”, “forecasts”, “intends”, or other similar words or terms, are intended to identify forward looking statements.

These forward-looking statements are subject to significant uncertainties because they are based upon or are affected by factors including:

•	Continued levels of loan quality and origination volume;

•	Interest rate fluctuations and other economic conditions;

•	Competition in product offerings and product pricing;

•	Continued relationships with major customers;

•	Future laws and regulations; and

•	Other factors, including those matters discussed in the “Risk Factors” and other sections of this prospectus.

Because of these uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

Securities and Exchange Commission Registration Fee*	$488
National Association of Securities Dealers Examination Fee*	2,500
Printing Expenses	2,000
Accounting Fees and Expenses	11,500
Legal Fees and Expenses	25,000
Blue Sky Fees and Expenses	0
Miscellaneous Expenses	8,000

Total	$49,488

*	Represents actual expenses. All other expenses are estimates.

Item 15. Indemnification of Directors and Officers

Article 10 of chapter 9 of Title 13.1 of the Code of Virginia, 1950, as amended (the “Code”), permits a Virginia corporation to indemnify any director or officer for reasonable expenses incurred in any legal proceeding in advance of final disposition of the proceeding, if the director or officer furnishes the corporation a written statement of his good faith belief that he has met the standard of conduct prescribed by the Code, and a determination is made by the board of directors that such standard has been met. In a proceeding by or in the right of the corporation, no indemnification shall be made in respect of any matter as to which an officer or director is adjudged to be liable to the corporation, unless the court in which the proceeding took place determines that, despite such liability, such person is reasonably entitled to indemnification in view of all the relevant circumstances. In any other proceeding, no indemnification shall be made if the director or officer is adjudged liable to the corporation on the basis that personal benefit was improperly received by him. Corporations are given the power to make any other or further indemnity, including advances of expenses, to any director or officer that may be authorized by the articles of incorporation or any bylaw made by the shareholder, or any resolution adopted, before or after the event, by the shareholders, except an indemnity against willful misconduct or a knowing violation of the criminal law. Unless limited by its articles of incorporation, indemnification of a director or officer is mandatory when he or she entirely prevails in the defense of any proceeding to which he is a party because he is or was a director or officer.

Item 16. Exhibits

The following exhibits are filed on behalf of the Registrant as part of this Registration statement:

3.1	Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 of Registration Statement No. 33-77568, on Form S-1, as amended).

3.2	Bylaws (incorporated herein by reference to Exhibit 3.2 of Registration Statement No. 33-77568, on Form S-1, as amended).

5.1	Opinion of LeClair, Ryan, Flippin, Densmore, P.C.

10.1	Employment Agreement between A. Wayne Lewis and the Registrant (incorporated by reference to Exhibit 10.2 of Registration Statement No. 33-77568 on Form S-1, as amended).

10.2	Employment Agreement between Ellis L. Gutshall and the Registrant

10.3	Severance Agreement between J. Randy Woodson and Registrant (incorporated by reference to Exhibit 10.6 to the Company’s 1999 Form 10-KSB).

10.4	Stock Purchase and Subscription Agreement (incorporated by reference to Exhibit 10 of the Company’s Form 8-K filed September 27, 2004).

11	Computation of Per Share Earnings (Incorporated by reference to Note 5 of the Form 10-Q filed August 13, 2004.)

23.1	Consent of Larrowe & Company, P.L.C.

23.2	Consent of LeClair Ryan Flippin Densmore, P.C. (included in Exhibit 5)

Item 28. Undertakings

The undersigned Registrant hereby undertakes as follows:

(1)	The Registrant will file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

(i)	include any prospectus required by Section 10(a) (3) of the Securities Act of 1933, as amended (the “Securities Act”)

(ii)	reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement; and

(iii)	include any additional or changed material information in the plan of distribution.

(2)	The Registrant will, for determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the Offering of the securities at that time to be the initial bona fide Offering.

(3)	The Registrant will file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the Offering.

(4)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

(5)	In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Roanoke, Commonwealth of Virginia, on the 8th day of November, 2004.

VALLEY FINANCIAL CORPORATION

By:	/s/	By:	/s/
	Ellis L. Gutshall	A. Wayne Lewis
	President & Chief Executive Officer (Principal Executive Officer)	Executive Vice President & Chief Financial Officer (Principal Financial and Accounting Officer)

SIGNATURE	TITLE	DATE
/s/ Ellis L. Gutshall	President & Chief Executive Officer and director	November 8, 2004

/S/ A. Wayne Lewis	Executive Vice President, Chief Operating Officer, Chief Financial Officer and director	November 8, 2004

/s/ Abney S. Boxley, III	Director	November 8, 2004

William D. Elliot	Director	November 8, 2004

/s/ Mason Haynesworth	Director	November 8, 2004

/s/ Eddie F. Hearp	Director	November 8, 2004

/s/ Anna L. Lawson	Director	November 8, 2004

/s/ Barbara B. Lemon	Director	November 8, 2004

/s/ George W. Logan	Director	November 8, 2004

/s/ Dr. John W. Starr	Director	November 8, 2004

/s/ Dr. Ward W. Stevens	Director	November 8, 2004

/s/ Michael E. Warner	Director	November 8, 2004